Exhibit 1.02

Protea Biosciences Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report of Protea Biosciences Group, Inc. (the “Company”) for the year ended December 31, 2013 is in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Production Description:

The Company applies its core technologies and expertise to the development of products that improve the discovery and identification of proteins, metabolites and other biomolecules produced by living cells. Our products are purchased and used primarily by pharmaceutical and academic/clinical research laboratories, including analytical chemists, translational researchers, oncologists, pathologists and cell biologists.

The Company offers the LAESI DP-1000, its first generation LAESI instrument, as well as software packages developed by the Company (LAESI Desktop Software and ProteaPlot™). The Company believes that our software facilitates operating the instrument, and the storage and display of molecular information datasets, in a user friendly, intuitive software environment. The LAESI and ProteaPlot™ software generate “ion maps,” which are molecule-specific images that show the location and relative abundance of specific molecules in a sample helping researchers look for new, disease-specific biomarkers, and to elucidate disease-specific pathways. The Company has engaged a contract manufacturer to produce its LAESI units. The Company also engages another manufacturer to produce lasers related to the LAESI technology.

The Company offers the GPR, a micro-chip based gel protein recovery instrument. The GPR instrument has the ability to control and move intact proteins in a microchannel environment. This development has paved the way for designing single use plastic chips that recover and separate proteins out of gels. Gels are used by biologists to separate proteins based upon their molecular weight.

In addition, the Company offers an expanding line of research products that are used in bioanalytical mass spectrometry, including a family of proprietary reagents. These include Progenta™ surfactants, that can rapidly remove proteins out of biological samples and into liquid phase, preparing them for analysis by mass spectrometry; single use products, including pipette tips and 96 well plates, that employ a novel chemistry technique, known as monolith chemistry, which enables recovery of proteins from solutions, as well as removal of salts, thereby improving the quality of analysis of the proteins by mass spectrometry; and, an extensive line of protein mass spectrometry standards, which provide defined and characterized proteins representing different protein structures and classes in order to improve the reproducibility of a researcher’s bioanalytical mass spectrometry results.

Based upon the Company’s internal assessment, the research products we produce do not contain conflict minerals. Accordingly, for the purposes of this assessment only the LAESI DP-1000 and GPR instruments were considered.

Due Diligence:

The Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its LAESI DP-1000 and GPR instruments. The Company has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts to be “DRC conflict undeterminable”. The Company has reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our LAESI DP-1000 and GPR instruments.

As a company in the bioanalytical instrument industry, the Company is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries and therefore must rely on our suppliers to provide information on the origin of the 3TG contained in material supplied to us or products manufactured for us.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012.

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

-	Increase the inquiries of contract manufacturers and suppliers’ smelters surveys, including but not limited to IC suppliers.

-	Formalize due diligence measures based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.

-	Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.